November 14, 2012
Securities and Exchange Commission Attention: Ms. Linda Cvrkel, Branch Chief Division of Corporation Finance 100 F. St. NE Washington, D.C. 20549	VIA EDGAR

Re: Life Time Fitness, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 28, 2012

File No. 001-32230

Dear Ms. Cvrkel:

I am responding to the Staff’s comment letter dated October 31, 2012 addressed to Life Time Fitness, Inc. (the “Company”). This letter contains our responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics, and our responses are detailed under those comments.

Form 10-K for the Year Ended December 31, 2011

Item 1. Business

1. We note from your disclosure in the Business section that you have implemented a member loyalty or rewards program called LTBuck$. Please explain to us how you account for amounts earned or accrued under this program. If the amount is material to your financial statements, please also revise your notes to the financial statements to disclose your accounting treatment for this rewards program.

Company Response: myLT Buck$ is a member loyalty and rewards program designed to introduce our members to our products and services. It is primarily offered to new members and requires activation of a myLT.com account within 30 days of joining a club. Upon activating a myLT.com account, which is our social media website for our members, a member is awarded myLT Buck$. myLT Buck$ may be redeemed for credit towards certain products and services that must be selected within 30 days of eligibility of the myLT Buck$ award. There is no charge to a member for activation of a myLT.com account. We do not recognize revenue on activation of a myLT.com account, and we do not recognize revenue on redemption of myLT Buck$.

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

November 14, 2012

We recognize an expense when myLT Buck$ are redeemed in accordance with ASC 605-50-25-5 “Revenue Recognition – Customer Payments and Incentives – Recognition – Sales Incentives That Will Result in a Loss on the Sale of a Product or Service”, which states, “For sales incentives offered voluntarily by a vendor and without charge to customers that can be used or that become exercisable by a customer as a result of a single exchange transaction, and that will result in a loss on the sale of a product or service, a vendor shall not recognize a liability for the sales incentive prior to the date at which the related revenue is recognized by the vendor.” Because of the short expiration period, we recognize the cost of the product or service as an operating expense upon redemption of the myLT Bucks$.

The amount which we expensed related to redeemed myLT Buck$ totaled $0.4 million, $4.6 million and $6.1 million for each of the years ended December 31, 2009, 2010 and 2011, respectively, and $6.4 million for the nine month period ended September 30, 2012, or 0.1%, 0.5%, 0.6% and 0.8% of total revenue, respectively. We do not believe the amounts are material to our financial statements, but we will continue to monitor the program for disclosure in future periods if they become material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

2. We note from your disclosure in MD&A that you include revenue recognition and share-based compensation in your discussion of critical accounting estimates. In light of the significance of long-lived assets to your balance sheet, please consider disclosing the accounting for long-lived assets and related impairment analysis as a critical accounting estimate. Your revised disclosure should address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

November 14, 2012

Company Response: In future filings that include critical accounting estimates, we will disclose the long-lived asset impairment analysis as a critical accounting estimate. The language below reflects the disclosure we would have provided in our Form 10-K for the year ended December 31, 2011 and what we would anticipate including in future filings beginning with our Form 10-K for the year ended December 31, 2012:

Impairment of Long-lived Assets—The carrying value of long-lived assets is reviewed annually and whenever events or changes in circumstances indicate that such carrying values may not be recoverable. We consider a history of consistent and significant operating losses, or the inability to recover net book value over the remaining useful life, to be our primary indicator of potential impairment. Judgments regarding existence of impairment indicators are based on factors such as operational performance (including revenue and expense growth rates), market conditions, and expected holding period of each asset. We evaluate assets for impairment at the lowest levels for which there are identifiable cash flows, which is generally at an individual center level. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that center, compared to the carrying value of these assets. If impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of these assets and recording a loss if the carrying value is greater than the fair value. Worsening operational performance, market conditions or change in expected holding periods of each asset may cause us to re-evaluate the assumptions used in management’s analysis. If the estimate of our undiscounted future cash flows at our center level had decreased by five percent, the impact of this change in accounting estimate would not have resulted in additional impairment, and, consequently, the change in accounting estimate would have had no impact on our basic and diluted earnings per common share. Based upon our review and analysis, no impairments on long-lived assets were deemed to have occurred during 2011, 2010 and 2009.

Audited Financial Statements

Statements of Operations

3. We note that the amount of in-center revenue has increased significantly in 2011 and in the six months ended June 30, 2012. We also note from your disclosure in MD&A that in-center revenue includes the sale of LifeSpa and LifeCafe products. Please tell us how much of your total revenue for 2011 and the six months ended June 30, 2012, relates to the sale of products versus services. If the amount of revenue related to products is greater than ten percent of total revenues, please revise to separately disclose the amount of revenue and cost of sales related to the sale of products on the face of your statement of operations. See Rule 5-03(b)(1) and (2) of Regulation S-X.

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

November 14, 2012

Company Response: The following table reflects the amount of revenue related to the sale of products and services in our LifeSpa and LifeCafe as compared to our total revenue for the periods shown (dollars in thousands).

	For the Year	Percent of	For the Six	Percent of
	Ended	Total	Months Ended	Total
	December 31, 2011	Revenue	June 30, 2012	Revenue
LifeSpa
Services	$47,652	4.7%	$25,940	4.7%
Products	8,711	0.8%	4,825	0.8%

Total LifeSpa	$56,363		$30,765

LifeCafe
Services	$—	0.0%	$—	0.0%
Products	59,338	5.9%	33,869	6.1%

Total LifeCafe	$59,338		$33,869

Total Revenue	$1,013,674		$556,751

The following table reflects the amount of revenue related to the sale of products in our LifeSpa, LifeCafe and other businesses as compared to our total revenue for the periods shown (dollars in thousands).

	For the Year	Percent of	For the Six	Percent of
	Ended	Total	Months Ended	Total
	December 31, 2011	Revenue	June 30, 2012	Revenue
LifeSpa Products	$8,711	0.8%	$4,825	0.8%
LifeCafe Products	59,338	5.9%	33,869	6.1%
Other Products	11,438	1.1%	9,967	1.8%

Total	$79,487	7.8%	$48,661	8.7%

Total Revenue	$1,013,674		$556,751

The cumulative revenue from all product revenue is below 10% of our total revenue. Accordingly, we do not reflect the revenue and cost of sales related to the sale of products separately on the face of our statement of operations. We will continue to monitor such sales as a percentage of revenue for disclosure in future periods pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

November 14, 2012

Notes to the Financial Statements

Note 11. Quarterly Financial Data (Unaudited)

4. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the stock compensation charge in the fourth quarter of 2011 related to the Special 2009 Restricted Stock Grant. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Company Response: In future filings we will discuss the nature of any unusual or infrequent items that impacted our quarterly results of operations for the various period presented. The language below reflects the disclosure we would have provided in our Form 10-K for the year ended December 31, 2011 and what we would anticipate including in future filings beginning with our Form 10-K for the year ended December 31, 2012 (the underlined language, footnote 4, reflects the additional disclosure):

11. Quarterly Financial Data (Unaudited)

The following is a condensed summary of actual quarterly results of operations for 2011 and 2010:

	2011				2010
	1st Quarter	2nd Quarter	3 rd Quarter	4th Quarter(4)	1st Quarter	2nd Quarter	3 rd Quarter	4th Quarter(4)
Total revenue	$240,645	$256,694	$265,421	$250,914	$219,771	$231,088	$238,312	$223,673

Gross profit (1)	87,351	95,344	97,341	95,375	79,437	85,360	85,614	82,602

Income from operations	40,263	46,255	49,880	36,868	37,642	42,924	45,588	34,605

Net income	20,836	24,947	26,991	19,843	17,836	21,884	23,378	17,594

Earnings per share (2)

Basic (3)	$0.52	$0.62	$0.67	$0.49	$0.45	$0.55	$0.59	$0.44

Diluted (3)	$0.51	$0.61	$0.66	$0.48	$0.44	$0.53	$0.57	$0.43

(1)	We define gross profit as total center revenue less center operations expenses.
(2)	See Note 2 for discussion on the computation of earnings per share.
(3)	The basic and diluted earnings per share by quarter include the impact of rounding within each quarter.
(4)	On June 11, 2009, our compensation committee approved performance-based restricted stock grants to each of our named executive officers and other senior management to serve as an incentive to achieve fully-diluted earnings per share targets in fiscal 2011 and/or fiscal 2012. In the fourth quarter of 2011, we determined that achieving the 2012 diluted earnings per share performance criteria for a performance-based restricted stock grant to senior management was probable, resulting in a cumulative, non-cash share-based compensation expense of approximately $6.7 million (pre-tax). In the fourth quarter of 2010, we determined that achieving the 2011 diluted earnings per share performance criteria for a performance-based restricted stock grant to senior management was probable, resulting in a cumulative, non-cash share-based compensation expense of approximately $5.6 million (pre-tax).

Ms. Linda Cvrkel, Branch Chief

Securities and Exchange Commission

November 14, 2012

Signatures, page 102

5. Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and controller or principal accounting officer. Refer to Form 10-K, General Instruction D(2)(a). In this regard, we note that Messrs. Akradi, Robinson and Hugo signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in their individual capacities.

Company Response: In future filings beginning with our Form 10-K for the year ending December 31, 2012, we will revise the second half of our signature page to include the signatures of our principal executive officer, principal financial officer and controller or principal accounting officer signing in their individual capacities.

As specifically requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the Staff’s concerns. If you have any further comments or concerns, please don’t hesitate to contact me at (952) 229-7108.

Sincerely,

/s/ Michael R. Robinson

Michael R. Robinson

Executive Vice President and Chief Financial Officer